news release

Zi Corporation Receives NASDAQ Marketplace Rule 4310(c)(4) Notice
Company has until July 28, 2008 to Meet NASDAQ Bid Requirements

CALGARY, AB, February 1, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), received a NASDAQ Staff Deficiency Letter dated January 30, 2008 stating that the bid price of Zi’s common shares has closed below US$1.00 per share for 30 consecutive days. As a result, in accordance with Marketplace Rule 4310(c)(4) ("the Rule"), Zi is granted 180 calendar days, or until July 28, 2008, for the bid price of its common shares to close at US$1.00 or more for a minimum of 10 consecutive business days. If the Rule requirements cannot be demonstrated by July 28, 2008, but Zi continues to meet the initial listing criteria, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. If during the first 180 day compliance period, or if applicable, the second 180 compliance period, Zi does not meet the Rule requirements by trading above US$1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written notification that Zi’s common shares will be delisted from The NASDAQ Capital Market. If necessary, Zi would have the right to appeal the delisting notice to a NASDAQ Listing Qualifications Panel.

"Zi’s listing is unaffected and will continue to trade on The NASDAQ Capital Market. As a result of the notice, Zi has an initial period of 180 days to meet the Rule requirement. Management will focus on continuing to improve the financial fundamentals of Zi and communicating results with shareholders and investors in order to meet the Rule requirements within the prescribed time period", CEO Milos Djokovic said. "We will continue to execute our business plan and actively build shareholder awareness of our progress in building shareholder value."

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

This release may be deemed to contain "forward-looking statements" within the meaning of applicable securities laws. These forward-looking statements include, among other things, Zi Corporation’s continued listing on The NASDAQ Capital Market. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, without limitation: events or developments affecting Zi Corporation and its products; the minimum bid price for Zi Corporation’s shares; Zi Corporation’s ability to continue to meet the other continued listing requirements of The NASDAQ Capital Market, other than the minimum bid price requirement, to be listed for an additional 180 calendar day period; Zi Corporation’s operating results and economic conditions both generally and in the technology industry specifically; NASDAQ’s exercise of its discretion and other factors listed in Zi Corporation's filings with the United States Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

Michael Porter
Porter, Rose & LeVay
Tel: 212-564-4700

Milos Djokovic
CEO, Zi Corporation
403-537-9789

Blair Mullin
CFO, Zi Corporation
403-231-0721

Intelligent Interface Solutions